# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nano-X Imaging Ltd., CIK 0001795251
CUSIP: M70700105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Ofer Tech Park, 94 Shlomo Shmeltzer Road,, Petach Tikva, Israel (L3), 4970602
Date of event which requires filing of this statement: 06/26/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 9999999996-21-009565
Filed by CIK 0001846918

## Reporting persons
- Moalem Moshe: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 5,263,161; shared voting power 0; sole dispositive power 5,263,161; shared dispositive power 0; aggregate amount beneficially owned 5,263,161 (7.56% of the class)

## Item 1. Issuer
Name of issuer: Nano-X Imaging Ltd.
Address of issuer's principal executive offices: Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602

## Item 2. Person Filing
Name of person filing: Moshe Moalem
Address of principal business office or, if none, residence: 8, Herzl Rosenblum Street, Tel Aviv, Israel 6937952
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
5,263,161 ordinary shares.

The Reporting Person directly holds 4,266,430 Ordinary Shares.

An additional 996,731 Ordinary Shares are held by Tanir Corporation BVI, a company wholly owned and controlled by the Reporting Person. The Reporting Person possesses sole voting and dispositive power over the Ordinary Shares held by Tanir Corporation BVI and may therefore be deemed to beneficially own such shares.
Percent of class:
7.56

The foregoing percentage is based upon 69,609,485 Ordinary Shares outstanding as of December 31, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2026.
Sole power to vote or to direct the vote: 5,263,161
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,263,161
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Moalem Moshe: /s/ Moshe Moalem, Moshe Moalem (07/15/2026)